SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33.300.276.963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to Article 3 of CVM instruction 358/02, informs its shareholders and the market in general that its indirect controlling shareholder, Telecom Italia S.p.A., issued a notice to the market on which informs, among other topics, the receiving by the Board of Directors, of a preliminary material, resulting from studies conducted by its management on January 16 of this year, concerning the procedures to be adopted for managing any extraordinary transaction concerning its stake on TIM Brazil group.

Following free translation of the statement in the section that addresses the aforementioned material below.

Rio de Janeiro, February 06th, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

“TELECOM ITALIA - PRESS RELEASE

The Board of Directors received the results of the analysis and drafting work entrusted to the management on 16 January 2014 for the purpose of establishing a procedure to manage any extraordinary transaction relating to Telecom Italia shareholdings in Tim Brazil group companies.

The document was unanimously adopted, and is being published on the company's website. The procedure meets the highest standards of governance and regulates the investigation and decision-making process for any transaction that may result in the transfer to any entity other than Telecom Italia of its holdings in the Tim Brasil Group. The procedure will also apply to possible transactions involving assets or branches of business for a value, even cumulative, exceeding 2 billion euros.

As decided in the meeting of 16 January, the Board of Directors then obtained the results of the governance benchmarking analysis, conducted on a panel including the largest listed companies on Borsa Italiana, as well as European peers. The purpose of the exercise was to gather information, rather than to make decisions.”

Telecom Italia
Press Office
+39 06 3688 2610
http://www.telecomitalia.com/media

Telecom Italia
Investor Relations
+39 02 8595 4131
http://www.telecomitalia.com/investorrelations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 6, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.